

May 2, 2011

VIA U.S. MAIL AND FACSIMILE (212) 291-9101

Sergio Marchionne
Chief Executive Officer, Chief Operating Officer and President
Chrysler Group LLC
1000 Chrysler Drive
Auburn Hills, MI 48326

> **Re:** **Chrysler Group LLC**
> **Amendment No. 3 to Form 10-12G**
> **Filed April 25, 2011**
> **File No. 000-54282**

Dear Mr. Marchionne:

We have reviewed your response to our letter dated April 20, 2011 and have the following additional comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends, Uncertainties and Opportunities

Vehicle Profitability, page 75

1. We note that on page 75, you disclose that minivans, larger utility vehicles and pick-up trucks historically have been more profitable than your passenger cars. In addition, your disclosure on page 41 indicates that because these vehicles make up the majority of your vehicle sales, a shift in consumer preferences away from these more profitable vehicles could cause deterioration of your financial condition and results of operations. In this regard, please revise your disclosures in MD&A to provide more details regarding the relative profitability of your minivans, larger utility vehicles and pick-up trucks as compared to other less profitable vehicles. In addition, consider presenting a corresponding sensitivity analysis illustrating the potential impact that a shift in consumer preferences could have on your results of operations.

Liquidity and Capital Resources – Chrysler Group, page 91

U.S. Treasury First Lien Credit Agreement, page 95

2. We note the disclosure in the first paragraph on page 97 regarding an agreement with the U.S. Treasury. Please file this agreement as an exhibit to the registration statement or tell us why you are not required to do so.

Audited Financial Statements of Chrysler Group LLC

Notes to the Financial Statements

Note 2. Basis of Presentation, Capitalization and Business Combination Accounting

Business Combination Accounting

Accrued Expenses and Other Liabilities, page 183

3. We note from your response to prior comment 11 that you used historical data regarding profit margins on your service contract business as a basis for estimating the profit margin a market participant would expect to earn on the assumed deferred revenue and warranty obligations. Please revise the notes to your financial statements to disclose that the profit margins assumed in valuing the assumed deferred revenue and warranty obligations were based upon historical profit margins on the service contract business as you have noted in your response.

Note 17. Stock-Based Compensation

Restricted Stock Plans, page 226

4. We note from your response to prior comment 15 and revised disclosure in Note 17 that the fair value of equity is divided by 600 million to estimate the fair value of a single Chrysler Group Unit. Given that there are 800 million Class A Membership Interests outstanding and 200 million Class B Membership Interests outstanding at December 31, 2010, please explain to us, and revise your disclosure to explain why you believe that 600 million is the appropriate amount to use in the calculation of the fair value of a single Chrysler Group Unit. Also, as previously requested, please revise the notes to your financial statements to disclose the significant assumptions used in the valuation of the Membership Interests at the time of issuance of RSUs and Phantom Shares during 2009 and 2010. Your disclosures on page 62 of MD&A should be similarly revised.

Note 18. Employee Retirement and Other Benefits, page 229

Transfer of VEBA Trust Assets and Obligations to the UAW Retiree Medical Benefits Trust

5. We note from your response to prior comment 17 and revised disclosure in Note 18 that the discount rate used to determine the fair value of the VEBA Trust Notes at June 10, 2009 was 21%. Please explain to us and revise to disclose why this discount rate is greater than the WACC of 19.5% used to determine the fair value of the VEBA Trust membership interest and the discount rate of 18% used to determine the fair value of the Fiat contribution at June 10, 2009. Also, please revise to explain why the discount rates used to estimate the fair value of the four Canadian HCT Notes which ranged from 5.81% to 9.75% at December 31, 2010, are significantly less than the discount rates used to value the VEBA Trust Notes at December 31, 2009.

Note 23. Subsequent Events, page 245

6. We note from your response to prior comment 19 and your revised disclosure in Note 23 that on April 20, 2011 Fiat committed to exercise its call option to increase its ownership by 16% concurrent with the repayment of the Government Loans at an aggregate exercise price of $1,268 million, provided the repayment is done in the second quarter of 2011. Given that the amount of the Government Loans is significantly in excess of the $1,268 million amount at December 31, 2010, please revise to disclose the type of each government loan and corresponding amount that is expected to be repaid in the second quarter of 2011. Your response and revised disclosure should also include how you expect to repay the amounts and if applicable, the nature and terms of any new financing that will be obtained to fund the repayment of the loans.

7. Please explain in the notes to the financial statements how the exercise by Fiat of its call option at an aggregate exercise price of $1,268 million will be accounted for in your financial statements. As part of your revised disclosure, please indicate the party that will receive the $1,268 aggregate exercise price and explain how the issuance of the 16% additional ownership interest will be reflected in your financial statements.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Legal Branch Chief